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                             April 12, 2022

       Joshua Kinley
       Chief Financial Officer
       BigBear.ai Holdings, Inc.
       6811 Benjamin Franklin Drive, Suite 200
       Columbia, Maryland 21046

                                                        Re: BigBear.ai
Holdings, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed April 1, 2022
                                                            File No. 333-261887

       Dear Mr. Kinley:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 3, 2022 letter.

       Amendment No. 5 to Registration Statement on Form S-1

       Cover page

   1. For each of the common stock shares and warrants being registered for resale, disclose the price that the selling
securityholders paid for such common stock shares and warrants.
   2. Please disclose the likelihood that warrant holders will not exercise their warrants to the extent the warrants are
out of the money. Provide similar disclosure in the prospectus summary, risk factors,
MD&A and use of proceeds section and disclose that cash proceeds associated with the
exercises of the warrants are dependent on the current trading price of the Company's stock. As
applicable, describe the impact on your liquidity and update the discussion on the
ability of your company to fund your operations on a prospective basis with your current cash
on hand.
 Joshua Kinley
FirstName
BigBear.ai LastNameJoshua
            Holdings, Inc. Kinley
Comapany
April       NameBigBear.ai Holdings, Inc.
       12, 2022
April 212, 2022 Page 2
Page
FirstName LastName
3. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. It appears that certain of the shares being registered for resale were purchased by the corresponding selling securityholders for prices considerably below the current market price of your common stock. Highlight that these securityholders have an incentive to sell because they will profit on sales given that they purchased their shares at more favorable prices than the public investors.
         Additionally, discuss the significant negative impact sales of such securities on this registration statement could have on the public trading price of your common stock.
Summary of the Prospectus
Products and Services, page 2

4. We note the discussion of several products, including Brown Bear, Polar, and ARTEMIS, which were not previously disclosed. With a view toward additional explanatory disclosure, advise if these are changes in name or nomenclature, or if they represent new products that you are offering.
Risk Factors
Resales of the shares of Common Stock included in the Merger Consideration could depress the market price of our Common Stock, page 73

5.       Your risk factor disclosure discusses how the    future    sale of the
common stock issued in
         connection with the business combination may cause the market price of your securities to drop significantly. This statement should be updated given that this prospectus is facilitating those sales. Additionally, revise this risk factor to further highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, highlight that certain securityholders have an incentive to sell because they will profit on sales given that they purchased their shares at more favorable prices than the public investors.
         Disclose the percentage that these shares currently represent of the total number of shares outstanding.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
97

6. We note that the projected revenues for 2021 were $173 million, as set forth in the unaudited prospective financial information management prepared and provided to the
         SPAC board in connection with the evaluation of the Business Combination. We also note that your actual revenues for year ended December 31, 2021 were approximately
         $145.6 million. Please update your disclosure in Liquidity and Capital Resources, and
         elsewhere, to provide updated information about the company   s
financial position and
         further risks to the Company's business operations and liquidity in light of these circumstances.
 Joshua Kinley
BigBear.ai Holdings, Inc.
April 12, 2022
Page 3
7. We note your references to your Written Put Option, which appear here but are not defined in your prospectus. Provide disclosure in your prospectus about the Written Put
      Options and how they relate to your forward share purchase agreements. General

8. We note the disclosure in Note V of your consolidated financial statements of the
      Company   s repurchase of 9,952,803 shares of common stock held by
certain third-party
      investors pursuant to forward share purchase agreements with those investors. You also disclose in Note V that a termination agreement was entered into with Glazer Investors and Meteora Investors on February 23, 2022, as disclosed on Form 8-K and incorporated by reference into your registration statement. Please tell us what consideration was given to disclosing the Company's repurchase of shares from the Highbridge Investors or Tenor on Form 8-K after the repurchases were effected. Additionally, given that restricted cash in the amount of $101,021,000 is no longer be available to the company to use for other purposes, include appropriate risk factor disclosure highlighting the depletion of these assets.
       You may contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any questions.



                                                           Sincerely,
FirstName LastNameJoshua Kinley
                                                           Division of
Corporation Finance
Comapany NameBigBear.ai Holdings, Inc.
                                                           Office of Technology
April 12, 2022 Page 3
cc:       Timothy Cruickshank
FirstName LastName